THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

THOMAS WHITE INTERNATIONAL FUND (Ticker – TWWDX) June 30, 2010

SECOND QUARTER 2010 COMMENTARY

More than a year since the remarkably strong recovery started, international equity prices corrected during the second quarter of 2010. Weaker than expected economic data, persistent concerns over rising public debt in several countries, and unease over the proposed regulatory restrictions on key sectors, including banking, financial services, and energy, dampened market sentiment during the review period. The apparent lack of consensus among the leading economic powers about the preferred response to a slowdown added to the worries. However, the recovery in equity prices at the end of the second quarter suggests that most of these fears have now eased, while some of the concerns might have been unwarranted to begin with.

The Thomas White International Fund returned -12.05% for the quarter ending June 30, 2010, outperforming the benchmark MSCI All Country World ex US Index that returned -12.44%. For the trailing 1-year period, the Fund outperformed the benchmark by 259 basis points, posting a +13.02% return versus +10.43% for the benchmark. The Fund also continues to lead the benchmark in the long term, and has returned -10.54%, +5.43%, and +3.84% for the trailing three-, five-, and ten-year periods, respectively, as compared to -10.70%, +3.38%, and +1.86% for the benchmark during the same periods. Since inception, the Thomas White International Fund has returned +7.46% annualized versus +4.62% for the benchmark.

Though some global economic indicators have suggested a moderation in the pace of growth in recent months, economic conditions across the world are much improved even from a year ago. Historically, most recoveries after a deep recession have been uneven, especially in the early stages. In our opinion, after generally better than expected data for over a year, it is not unusual for some economic indicators to plateau for a while. Also, the moderation in demand growth in important sectors is mostly because the uplifting effect of stimulus measures has eased after their withdrawal. It is noteworthy that, despite the increased risks, the IMF has recently upgraded its global growth forecast for the current year.

Emerging market equities were relatively less affected by the correction during the quarter. Risks of a significant growth slowdown are far lower in the large emerging economies, when compared to some of the developed markets. Domestic consumption and investment growth in these emerging economies remain robust and some countries have hiked interest rates to contain inflationary pressures.

Portfolio Review

The Thomas White International Fund continues to lead the benchmark index in returns for the trailing 1-, 3-, 5- and 10-year periods. The broad diversification across sectors and geographies of the Fund’s portfolio is designed to provide better insulation from economic and other uncertainties, without sacrificing the potential for superior returns. The portfolio strategies for the Fund are designed to provide better protection in down markets, as seen in the performance relative to the benchmark for the second quarter. The Fund’s current positioning and characteristics reflect our investment philosophy, that emphasizes attractively valued firms with superior earnings potential. The trailing 5-year average earnings growth of all stocks in the Fund’s portfolio was 9.6% versus 4.6% for the benchmark at the end of the quarter, while the Fund’s trailing Price-Earnings Multiple of 12.3x was significantly lower than the benchmarks’ 14.2x.

During the review period, the Fund’s holdings in Asia as well as in emerging markets performed relatively better than other regions, while the European holdings underperformed. The Fund’s Indonesian holdings, including specialty tobacco manufacturer PT Gudang Garam Tbk (+38.6%) and cement producer PT Semen Gresik Tbk (+20.2%), posted exceptional returns, with Indonesia among the few markets that avoided a price correction during the quarter. Brazilian brewer Companhia de Bebidas das Americas, better known as AmBev (+8.8%), South African retailer Shoprite Holdings Limited (+8.2%), and South East Asian auto retailer Jardine Cycle & Carriage Limited (+2.1%) reflected the strong outlook for consumer spending in large emerging markets. Gold miner AngloGold Ashanti Limited (+13.3%) outperformed as gold prices rallied during the quarter, while drug maker AstraZeneca Plc. (+6.1%) was helped by a favorable patent ruling. Japanese furniture retailer Nitori Co., Ltd (+14.0%) and Indian technology services and outsourcing firm Infosys Technologies Limited (+1.9%) also added value during the review period.

The European banking and insurance holdings in the Fund’s portfolio lost value for the second consecutive quarter on concerns over the difficult business outlook and potential increase in credit losses following the sovereign debt crisis. They included Credit Agricole S.A. (-39.7%), Banco Comercial Portugues S.A. (-31.9%), and BNP Paribas S.A. (-28.7%), in addition to insurers AXA S.A. (-29.9%), CNP Assurances S.A. (-27.6%), and Munich Re A.G., (-22.3%). Global steel producer ArcelorMittal S.A. (-37.7%) corrected as product prices declined on subdued demand forecasts, while mining firms Rio Tinto Plc (-26.3%), Vale S.A. (-24.6%), and BHP Billiton Plc (-23.6%) underperformed as iron ore prices reacted to lower steel prices and concerns over increased taxation in their domiciles.

International Outlook

The high fiscal deficits in several European countries and the prospect of slower growth in China due to restrictive government policies and currency appreciation unnerved the markets during the second quarter. However, it should be noted that most of the troubled European countries have now announced austerity measures to cut their deficits while some have successfully issued new debt. Also, the results of the ongoing stress tests for European banks, if positive as expected, are likely to strengthen the confidence in the region’s financial system. In our view, it is unlikely that the Chinese policies will be harsh enough to cause a significant decline in economic activity. Though the Chinese government has announced more exchange rate flexibility, any currency appreciation is likely to be measured and spread over a longer period of time. Hence, in our opinion, fears that the Chinese economy will slow down appreciably from lower export growth due to a stronger currency are misplaced.

While there are regional disparities in growth rates, global economic activity remains stronger than expected for this stage of the recovery. Mirroring last year, the emerging economies in Asia and Latin America are likely to lead the revival as conditions for growth are more favorable in those markets. Though the unexpectedly high pace of growth and inflationary fears have forced governments and central banks in some developing countries to introduce measures to prevent overheating, we believe the effect on aggregate growth rates is likely to be limited. The outlook for the developed economies is more subdued, but the fears of a double-dip recession are overblown, in our opinion. That said, several developed countries do face significant policy challenges. In the short term, they are left with limited policy options to support growth while the long term challenge of restoring fiscal health may require more proactive efforts.

Thank you for the continued trust you have held in Thomas White International. We are confident that equities will deliver superior long term returns and we remain committed to helping you achieve your investment goals.

Thomas White Emerging Markets Fund (Ticker: TWEMX) Launched June 28, 2010
We at Thomas White are pleased to announce the addition of the Thomas White Emerging Markets Fund to the Thomas White Funds Family. The Emerging Markets Fund will invest primarily in securities of companies located in or whose businesses are closely associated with the world’s emerging markets countries. The new fund will offer investors an opportunity to gain increased exposure to equity assets in some of the fastest growing economies in the world. As global economic power shifts to the large emerging economies, we believe firms in these markets are likely to enjoy better growth opportunities in the future.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com

REGIONAL ASSET ALLOCATION (As of 6/30/10)

*Israel moved from EMEA to Developed Markets 6/01/2010

SECTOR ALLOCATION (As of 6/30/10)

TOP TEN HOLDINGS (As of 6/30/10)

Company	Country	Industry	Weight
Samsung Electronics Co Ltd	Korea	Technology	2.04%
Infosys Technologies Ltd	India	Technology	2.03%
Banco Santander SA	Spain	Banking	1.79%
Standard Chartered Plc	UK	Banking	1.68%
Dongfeng Motor Group Co	China	Consumer Durables	1.62%
Jardine Strategic Hldgs Ltd	Hong Kong	Financial	1.57%
America Movil Sab de C	Mexico	Communication	1.50%
Asahi Breweries Ltd	Japan	Consumer Staples	1.44%
Jardine Cycle & Carriage Ltd	Singapore	Consumer Retail	1.42%
Deutsche Bank AG	Germany	Banking	1.39%

Top 10 Holdings Weight:			16.48%
Total Number of Holdings: 131

PORTFOLIO CHARACTERISTICS (As of 6/30/10)

	TWWDX*	MSCI All Country World ex US*

P/E (Excluding Neg. Earnings)	12.3x	14.2x
P/E IBES FY1	10.5x	12.0x
Price/Book	1.7x	1.6x
Dividend Yield	3.0%	3.0%
5yr Earning Growth	9.6%	4.6%
PEG Ratio	1.3x	3.1x
Wtd Avg Mkt Cap	$37.80B	$42.35B
Wtd Median Mkt Cap	$23.41B	$24.92B
Turnover (1 year)	32.71%
Market Cap Exposure		*Source: Bank of New York Mellon Corp
Large Cap (over $15 billion) Mid Cap ($1.75-$15 billion) Small Cap (under $1.75 billion)	59.95% 38.92% 1.13%

AVERAGE ANNUAL RETURNS1,2 (As of 6/30/10)

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

YEARLY TOTAL RETURNS1,2 (As of 6/30/10)

Year	TWWDX	MSCI All Country World ex US
2010 YTD	-9.55%	-11.06%
2009	33.56%	41.45%
2008	-43.43%	-45.53%
2007	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%
2001	-16.75%	-19.73%
2000	-14.65%	-15.31%
1999	26.31%	30.63%

1.  Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund’s website at www.thomaswhite.com.

2.   The MSCI All Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

FUND FACTS (As of 6/30/10)

Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All Country World ex US Index
Incept ion Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

DISTRIBUTED BY	FEES AND EXPENSES1

Thomas White Funds Family
440 South LaSalle Street, Suite 3900	Gross Expenses	1.46%
Chicago, Illinois 60605	Less reimbursement	(0.06%)
1-800-811-0535	Net Expenses	1.40%
www.thomaswhite.com
email: info@thomaswhite.com

PORTFOLIO MANAGER

THOMAS S. WHITE, JR.
The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in six primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, Emerging Markets and Global Equities.

The firm’s portfolios are typically built with 40-150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm’s emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.02 billion in assets under management as of June 30, 2010. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm’s employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual’s overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm’s investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub- universe valuation groups. Through these sub-groups, the firm’s analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts’ quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio manager’s assessment that the stock will return to fair value.

Given the firm’s bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.

1.   Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.40% of the Fund’s average daily net assets during the current fiscal year. The International Fund has agreed to repay the Advisor for amounts waived or reimbursed by the Advisor pursuant to the fee waiver/expense reimbursement agreement provided that such repayment does not cause the Fund to exceed this limit and the repayment is made within three years after the year in which the Advisor incurred the expense.

www.thomaswhite.com

© Thomas White International, Ltd. 2010

THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

THOMAS WHITE AMERICAN OPPORTUNITIES FUND (Ticker – TWAOX) June 30, 2010

SECOND QUARTER 2010 COMMENTARY

After the sustained uptrend over the previous four quarters, U.S. domestic equity prices corrected during the second quarter of 2010. Volatility returned to equity markets as weaker than expected economic data led to fears about the durability of the recovery. Also weighing down domestic equities were restrictive regulatory proposals for the financial services and energy industries, in addition to weak sentiment across the broader global markets due to concerns about rising public debt. Nevertheless, the equity price recovery near the end of the second quarter indicates that most of the fears have subsided and investor sentiment has improved.

The Thomas White American Opportunities Fund returned -9.09% for the quarter ended June 30, 2010, outperforming the benchmark Russell Midcap Index, which returned -9.87%. The Fund returned +18.73%, -9.56%, -1.44% and +4.43% for the trailing one-, three-, five- and ten-year periods, respectively, while the benchmark returned 25.13%, -8.19%, +1.22% and +4.24% for the same periods. Since inception, the Fund has annualized +4.90% versus +6.10% for the benchmark.

Economic data reported during the review period have been less than encouraging. However, it should be noted that the U.S. economy continues to recover faster than any of the developed economies in Europe as well as Japan. Economic activity has shown sustained improvement for more than a year since spring 2009, though private demand has not recovered as quickly as expected. Most forecasters, including most recently the IMF, expect the domestic economy to expand by around 3% this year, which is not significantly below the long term average. There is nothing unusual about the uneven nature of current economic trends, as historically most recoveries have followed this pattern. Even the slower than expected recovery in the labor market should be viewed against the dramatic escalation in job losses during the recession. It is only to be expected that, after a deep recession, employers will be more guarded in new hiring, and thus, unemployment will likely remain high for a while. This will inevitably have a calming effect on consumer spending as income levels will remain unchanged, as is currently the case.

Portfolio Review

The Thomas White American Opportunities Fund is designed to outperform the benchmark during declining markets, such as those seen during the second quarter of 2010. As of the end of the review period, the Fund led the benchmark by 19 basis points in annualized returns over the 10-year period, but lagged the benchmark for other periods. Portfolio turnover was low during the quarter, as we believe the Fund is now well-positioned in terms of sector diversification.

During the second quarter, auto dealer AutoNation, Inc. (+7.9%) and auto component manufacturer Wabco Holdings, Inc. (+5.2%) added value as vehicle sales continued to rebound. Toys and games manufacturer Hasbro, Inc. (+7.4%) outperformed on reported buyout interest from private equity groups. The strong revenue outlook in select overseas markets lifted restaurant operator Yum! Brands, Inc. (+1.9%), while off-price and heavy discount retailers such as BJ’s Wholesale Club, Inc. (+0.1%) and Ross Stores, Inc. (-0.3%) benefited as consumers downshifted to value retailers in recent quarters. Healthcare REITs Nationwide Health Properties, Inc. (+1.8%) and Ventas, Inc. (-1.1%), commercial property REIT Realty Income Corp (-1.2%), as well as irrigation and landscaping equipment manufacturer The Toro Company (-0.1%) also returned more than the portfolio mean during the quarter.

Not surprisingly, several of the underperformers in the Fund’s portfolio during the quarter were stocks that are exposed to discretionary consumer spending. They included ocean cruise line operator Royal Caribbean Cruises Ltd. (-31.0%), animation movies producer DreamWorks Animation (-27.5%), furniture and home appliance rental services provider Aaron’s, Inc. (-23.2%), and manufacturer of recreation vehicles Thor Industries, Inc. (-21.4%). Plains Exploration & Production Co. (-31.3%), which has energy assets in the Gulf of Mexico, lost value on market fears about production restrictions after the recent oil rig accident in the region. Aerospace and defense contractor Alliant Techsystems, Inc. (-23.7%) was affected by the government decision to abandon a major space program, while defense products and services provider L-3 Communications Holdings, Inc. (-22.7%) declined after losing a contract. Business communication services provider Level 3 Communications Inc. (-32.7%), industrial services company Harsco Corp. (-26.4%), as well as electronic storage devices maker Western Digital Corp. (-22.6%) also lost value during the quarter.

Outlook

We believe that apprehensions about a double-dip recession are likely exaggerated. While select economic indicators have slowed in recent months, in our opinion, several other factors remain supportive of continued economic expansion. It is worth mentioning that the moderation in demand growth in important sectors is mostly because the uplifting effect of stimulus measures has eased. However, unlike several developed countries in Europe, the U.S. administration remains convinced that fiscal tightening at this point will hurt the recovery. Though the policy options are limited because of the high fiscal deficit, it is likely that the government will be inclined to sustain higher public spending.

Consumer price inflation has been weak over the last year, despite the robust recovery, and is forecasted to remain subdued. This will allow the Federal Reserve to maintain low interest rates for a longer period. Even if the Fed starts tightening its monetary policy later this year or early next year, interest rates will still be significantly lower than the long term average. Besides, the increased demand for U.S. securities due to global financial uncertainties has kept yields very low. As a result, long term mortgages and corporate debt are very attractively priced. The larger banks have started easing lending standards for better rated borrowers, while a recent Fed survey indicates that loan conditions for small businesses are not getting any tighter.

Most sectors are now enjoying strong earnings expansion, though top line growth is relatively subdued in select sectors. Despite the recent dollar appreciation, global demand for American goods has not declined, as evidenced by the positive export growth in May. Further, the sustained growth in imports this year suggests that domestic demand continues to revive. The proposed regulatory restrictions for the banking, financial services, and energy sectors will likely lead to a more subdued earnings outlook for those sectors. However, in our opinion, the effect of the proposed restrictions is unlikely to be as severe as feared. Also, the earnings drag from the proposed regulations has mostly been factored into the current valuations for these sectors.

Finally, as the earnings recovery has been impressive in recent quarters, the cash available at American firms is now the highest in several decades. While part of the cash surpluses will be returned to shareholders through stock repurchases, businesses are in a better position to finance capacity expansions without further equity dilution. In our opinion, the high cash levels may also lead to increased mergers and acquisitions in the future.

Thank you for staying invested in the Thomas White American Opportunities Fund. We are confident that equities will deliver superior long term returns and we remain committed to helping you achieve your investment goals.

Thomas White Emerging Markets Fund (Ticker: TWEMX) Launched June 28, 2010
We at Thomas White are pleased to announce the addition of the Thomas White Emerging Markets Fund to the Thomas White Funds Family. The Emerging Markets Fund will invest primarily in securities of companies located in or whose businesses are closely associated with the world’s emerging markets countries. The new fund will offer investors an opportunity to gain increased exposure to equity assets in some of the fastest growing economies in the world. As global economic power shifts to the large emerging economies, we believe firms in these markets are likely to enjoy better growth opportunities in the future.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

PORTFOLIO WEIGHTINGS (As of 6/30/10)

TOP TEN HOLDINGS (As of 6/30/10)

Company	Industry	Weight

Assurant Inc	Insurance	2.76%
Oil States International Inc	Energy	2.63%
Realty Income Corp	Financial Diversified	2.25%
Yum! Brands Inc	Services	2.17%
Reynolds American Inc	Consumer Staple	2.12%
Ventas Inc	Financial Diversified	2.00%
Commerce Bancshares Inc	Banking	1.98%
Hasbro Inc	Services	1.80%
Health Care Reit Inc	Financial Diversified	1.77%
Watson Pharmaceutical	Health Care	1.76%

Top 10 Holdings Weight:		21.24%
Total Number of Holdings: 88

YEARLY TOTAL RETURNS1,2 (As of 6/30/10)

Year	TWAOX	Russell Midcap Index*
2010 YTD	-2.42%	-2.06%
2009	21.41%	40.48%
2008	-36.55%	-41.46%
2007	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.11%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%
2001	6.12%	-5.62%
2000	5.24%	8.25%

PORTFOLIO CHARACTERISTICS (As of 6/30/10)

	TWAOX	Russell Midcap Index*
P/E (Excluding Neg. Earnings)	14.6x	16.6x
P/E IBESFY1	13.0x	13.8x
Price/Book	1.6x	1.8x
Dividend Yield	2.2%	1.7%
5yr Earning Growth	13.5%	5.8%
PEG Ratio	1.1x	2.9x
Wtd Avg Mkt Cap	$6.17B	$6.09B
Wtd Median Mkt Cap	$5.02B	$5.53B
Turnover (1 year)	73.99%	-
		*Source: Bank of New York Mellon Corp
Market Cap Exposure
Large Cap (over $15 billion)	7.61%
Mid Cap ($1.75-$15 billion)	86.36%
Small Cap (under $1.75 billion)	6.03%

AVERAGE ANNUAL RETURNS1,2 (As of 6/30/10)

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please cal 1-800-811-0535 to obtain performance data as of the most recent month-end.

1.  Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund’s website at www.thomaswhite.com.

2.  The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measures the performance of the 1,000 largest US companies based on total market capitalization. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

FUND FACTS (As of 6/30/10)

Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Inception Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

DISTRIBUTED BY	FEES AND EXPENSES1

Thomas White Funds Family
440 South LaSalle Street, Suite 3900	Gross Expenses	1.74%
Chicago, Illinois 60605	Less reimbursement	(0.39%)
1-800-811-0535	Net Expenses	1.35%
www.thomaswhite.com
email: info@thomaswhite.com

PORTFOLIO MANAGER

THOMAS S. WHITE, JR.
The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in six primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, Emerging Markets and Global Equities.

The firm’s portfolios are typically built with 40– 150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm’s emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.02 billion in assets under management as of June 30, 2010. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm’s employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual’s overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm’s investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub- universe valuation groups. Through these sub-groups, the firm’s analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts’ quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio manager’s assessment that the stock will return to fair value.

Given the firm’s bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.

1.  Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund’s total operating expenses exceed 1.35% of the Fund’s average daily net assets during the current fiscal year. In the absence of this reimbursement, performance would have been lower.

www.thomaswhite.com

© Thomas White International, Ltd. 2010